UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Emageon Inc.
(Name of Subject Company (Issuer))
AMICAS Acquisition Corp.
and
AMICAS, Inc.
(Name of Filing Person (Offeror))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

29076V 10 9
(CUSIP Number of Common Stock Underlying Class of Securities)

Stephen N. Kahane, M.D., M.S.
Chief Executive Officer
AMICAS, Inc.
20 Guest Street
Boston, Massachusetts 02135
(617) 779-7878
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

Copy to:
John R. Pomerance, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
(617) 542-6000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$39,047,266.74	$1,534.56

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated by adding the sum of (a) the offer price of $1.82 per share of common stock, $0.001 par value per share, of Emageon Inc. (the “Shares”) multiplied by 21,449,718 shares of common stock issued and outstanding, and (b) the offer price of $1.82 minus $1.73, which is the weighted average exercise price of outstanding in-the-money options to acquire Shares multiplied by 79,818, the number of outstanding in-the-money options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,534.56	Filing Party: AMICAS Acquisition Corp. and AMICAS, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 5, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information
SIGNATURE

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on March 13, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on March 5, 2009 (the “Schedule TO”) and relates to the offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Emageon Inc., a Delaware corporation (“Emageon”), at a price of $1.82 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and AMICAS.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     “Litigation Related to the Offer and Merger. On March 11, 2009, a putative shareholder class action lawsuit was filed against Emageon, members of the Emageon Board of Directors and AMICAS in the Superior Court Department, Suffolk County, Massachusetts. The action, styled Fishman v. Williamson, et al., alleges, among other things, that the members of the Emageon Board of Directors violated their fiduciary duties by failing to maximize value for Emageon’s shareholders when negotiating and entering into the Merger Agreement. The complaint alleges that AMICAS aided and abetted those purported breaches. Plaintiff seeks, among other things, to enjoin the acquisition of Emageon by Purchaser or, in the alternative, to rescind the acquisition should it occur before the lawsuit is resolved.
     AMICAS believes that the allegations of the plaintiff’s complaint are entirely without merit, and the parties intend to vigorously defend this action. The parties do not expect this lawsuit to have an impact on the completion of the Offer and the Merger, however, even a meritless lawsuit may carry with it the potential to delay consummation of the transactions contemplated by the Merger Agreement.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMICAS, INC.

	By:	/s/ Stephen N. Kahane

	Name:	Dr. Stephen N. Kahane
Date: March 13, 2009	Title:	President and Chief Executive Officer

AMICAS ACQUISITION CORP.

	By:	/s/ Kevin C. Burns

	Name:	Kevin C. Burns
Date: March 13, 2009	Title:	Authorized Signatory

4